UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Prospect Medical Holdings, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

743494106

(CUSIP Number)

David R. Topper

c/o Alta Hospitals System, LLC

10780 Santa Monica Blvd., Suite 400

Los Angeles, CA  90025

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 13, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 743494106

1.	Names of Reporting Persons David R. Topper

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (SEE RESPONSE TO ITEM 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 5,125,768 (SEE RESPONSES TO ITEMS 4 AND 5)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 5,125,768

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,125,768

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 25.4%*

14.	Type of Reporting Person (See Instructions) IN

* Based on 20,146,967 shares of Common Stock outstanding (comprised of the aggregate of 11,782,567 shares of Common Stock outstanding as of July 8, 2008 (as reported by the Issuer in its 2008 Proxy Statement filed July 10, 2008) and 8,364,400 shares of Common Stock issued to the Shareholders on August 13, 2008 pursuant to the conversion of the Issuer’s outstanding 1,672,880 shares of Series B Preferred Stock (as such capitalized terms are hereinafter defined)).

CUSIP No. 743494106

1.	Names of Reporting Persons Alexa Topper

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (SEE RESPONSE TO ITEM 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 5,125,768 (SEE RESPONSES TO ITEMS 4 AND 5)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 5,125,768

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,125,768

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 25.4%*

14.	Type of Reporting Person (See Instructions) IN

* Based on 20,146,967 shares of Common Stock outstanding (comprised of the aggregate of 11,782,567 shares of Common Stock outstanding as of July 8, 2008 (as reported by the Issuer in its 2008 Proxy Statement filed July 10, 2008) and 8,364,400 shares of Common Stock issued to the Shareholders on August 13, 2008 pursuant to the conversion of the Issuer’s outstanding 1,672,880 shares of Series B Preferred Stock (as such capitalized terms are hereinafter defined)).

This filing is being made to amend the Schedule 13D previously filed by David R. Topper and his wife Alexa Topper on August 20, 2007 (the “Original Schedule 13D Filing”) solely to amend and restate Items 1, 2(a)-(c), 3, 4, and 5(a)-(b).  There have been no other changes to the information previously reported in the Original Schedule 13D Filing.

Item 1.                    Security and Issuer.

The name of the issuer is Prospect Medical Holdings, Inc., a Delaware corporation (the “Issuer”), which has its principal executive offices at 10780 Santa Monica Blvd., Suite 400, Los Angeles, CA 90025. The class of equity securities to which this statement relates is the common stock, par value $0.01 per share (the “Common Stock”), of the Issuer.

Item 2.                    Identity and Background.

(a)-(c)

This statement on Schedule 13D (the “Statement”) is filed by David R. Topper and his wife Alexa Topper, as the trustees and settlors under the David & Alexa Topper Family Trust, U/D/T September 29, 1997 (the “Trust”). Mr. Topper’s and Ms. Topper’s business address is c/o Alta Hospitals System, LLC, 10780 Santa Monica Blvd., Suite 400, Los Angeles, CA 90025. Mr. Topper is the President of such company. Ms. Topper is not employed.

Item 3.                    Source and Amount of Funds or Other Consideration.

On August 8, 2007, the Issuer acquired Alta Healthcare System, Inc., a Delaware corporation (“Alta”), pursuant to an Agreement and Plan of Reorganization (the “Merger Agreement”) by and among the Trust and Samuel S. Lee, the sole shareholders of Alta (collectively, the “Shareholders”), the Issuer, Prospect Hospitals System, LLC, a California limited liability company and a direct wholly-owned subsidiary of the Issuer (“Sub”), and Alta, providing for the merger of Alta with and into Sub, with Sub as the surviving entity (the “Survivor”) and continuing as a wholly-owned subsidiary of the Issuer (such acquisition is referred to herein as the “Merger”). As a result of the Merger, the Trust received 943,568 shares of Common Stock, 836,440 shares of Series B Preferred Stock, par value .01 per share (the “Series B Preferred Stock”), and $25.6 million in cash. A copy of the Merger Agreement has previously been filed as Exhibit 1 to this Statement and is incorporated herein by reference.

The terms of the Series B Preferred Stock provided that it was not convertible into Common Stock upon issuance, but would become convertible by its terms upon receipt of stockholder approval. Such approval was obtained at the Issuer’s annual meeting of stockholders held on August 13, 2008. As a result, upon receipt of such approval each share of Series B Preferred Stock automatically became convertible into five shares of Common Stock at a conversion price of $5.00 per share of Common Stock. Thus, the Trust’s 836,440 shares of Series B Preferred Stock became convertible into a total of 4,182,200 shares of Common Stock. The Trust converted all of its Series B Preferred Stock into Common Stock following the annual meeting and after approval by the American Stock Exchange of the listing of the underlying shares of Common Stock. As a result, the Trust now holds a total of 5,125,768 shares of Common Stock and no Series B Preferred Stock. In addition, the Trust no longer has certain rights associated with being a holder of the Series B Preferred Stock, including the right to elect, with all holders of Series B Preferred Stock as a class, two directors to the Issuer’s Board of Directors and the right to receive any accrued and unpaid dividends.

Item 4.                    Purpose of Transaction.

As described under Item 3 above, as a result of the Merger, the Trust received 943,568 shares of Common Stock, 836,440 shares of the Series B Preferred Stock and $25.6 million in cash, and such Series B Preferred Stock has since been converted into 4,182,200 shares of Common Stock.

The Merger Agreement includes certain indemnification provisions pursuant to which the Shareholders have agreed, severally (not jointly), to indemnify the Issuer and certain of its affiliates against certain losses and expenses (i) resulting from breaches of representations and warranties and covenants of the Shareholders and Alta and its subsidiaries under the Merger Agreement and (ii) relating to certain pending litigation against Alta, Mr. Lee and Mr. Topper (the “Special Litigation”). Pursuant to the Merger Agreement, (i) the Issuer has limited periods of time in which to make claims, depending on the event that gives rise to the indemnification obligation; and (ii) subject to certain exceptions (including those provisions relating to the Special Litigation), the Shareholders are obligated to pay only those losses which exceed $800,000 in the aggregate, and the Shareholders have a maximum aggregate liability of (A) 10% of the total consideration received by the Shareholders (the “Merger Consideration”) with respect to claims asserted on or before January 2, 2008 and (B) 5% of the Merger Consideration with respect to claims asserted after January 2, 2008.

Under the Merger Agreement, the Shareholders may satisfy their indemnification obligation by payment half in cash and half by returning shares of the Common Stock. With respect to any shares of the Common Stock returned for cancellation, such shares will be assigned a value of $5.00 per share.

The Merger Agreement also includes certain non-competition provisions that are binding on Mr. Topper.

At the closing of the Merger (the “Closing”), the Trust and Mr. Lee entered into a Registration Rights Agreement with the Issuer, dated as of August 8, 2007 (the “Registration Rights Agreement”), which contains provisions that, among other things, (i) restrict transfers of a certain percentage of shares of the Common Stock for a period of three years; and (ii) obligate the Issuer to prepare and file a registration statement to register such shares under the U.S. securities laws upon the request of any holder of such shares (as well as grants such holder so-called “piggyback” registration rights). A copy of the Registration Rights Agreement has previously been filed as Exhibit 3 to this Statement and is incorporated herein by reference. In addition, at the Closing of the Merger the Survivor entered into an Executive Employment Agreement, dated as of August 8, 2007 (the “Employment Agreement”), with Mr. Topper. The Employment Agreement provides, among other things, that Mr. Topper will serve as the President of the Survivor for a term of five years, on the terms and subject to the conditions set forth therein. A copy of the Employment Agreement has previously been filed as Exhibit 4 to this Statement and is incorporated herein by reference.

With respect to current plans or proposals of Mr. Topper or Ms. Topper which relate to or would result in the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (i) the Trust, Mr. Topper or Ms. Topper may in the future seek to acquire additional shares of the Common Stock; (ii) Mr. Topper’s Employment Agreement provides that he shall be eligible to participate in any executive equity incentive plan adopted by the Board of Directors of the Issuer; and (iii) subject to the terms of the Registration Rights Agreement, the Trust may in the future seek to dispose of some or all of its shares of the Common Stock. Any such acquisition or disposition may be effected in privately negotiated transactions, in the open market, in block transactions, pursuant to underwritten transactions (in the case of dispositions) or otherwise. There can be no assurance that any such acquisition or disposition of shares of the Common Stock would occur or as to the timing or method of any such acquisition or disposition on the open market, through private transactions or otherwise in accordance with applicable law.

With respect to current plans or proposals of Mr. Topper or Ms. Topper which relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, neither Mr. Topper nor Ms. Topper currently has any such plans or proposals.

With respect to current plans or proposals of Mr. Topper or Ms. Topper which relate to or would result in a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, neither Mr. Topper nor Ms. Topper currently has any such plans or proposals.

With respect to current plans or proposals of Mr. Topper or Ms. Topper which relate to or would result in any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, neither Mr. Topper nor Ms. Topper currently has any such plans or proposals.

With respect to current plans or proposals of Mr. Topper or Ms. Topper which relate to or would result in any material change in the present capitalization or dividend policy of the Issuer, neither Mr. Topper nor Ms. Topper currently has any such plans or proposals.

With respect to current plans or proposals of Mr. Topper or Ms. Topper which relate to or would result in any other material change in the Issuer’s business or corporate structure, neither Mr. Topper nor Ms. Topper currently has any such plans or proposals.

With respect to current plans or proposals of Mr. Topper or Ms. Topper which relate to or would result in changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, neither Mr. Topper nor Ms. Topper currently has any such plans or proposals, except as discussed herein or as contemplated by the Merger Agreement.

With respect to current plans or proposals of Mr. Topper or Ms. Topper which relate to or would result in causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, neither Mr. Topper nor Ms. Topper currently has any such plans or proposals.

With respect to current plans or proposals of Mr. Topper or Ms. Topper which relate to or would result in a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934, as amended, neither Mr. Topper nor Ms. Topper currently has any such plans or proposals.

With respect to current plans or proposals of Mr. Topper or Ms. Topper which relate to or would result in any action similar to any of those enumerated above, neither Mr. Topper nor Ms. Topper currently has any such plans or proposals, except as set forth herein or as may be contemplated by the Registration Rights Agreement or the Merger Agreement.

Mr. Topper and Ms. Topper are continually reviewing and evaluating their respective positions with respect to the Issuer and may at any time reconsider and change their positions and formulate plans or proposals with respect to any such matters, but neither has any current plans to do so.

The foregoing is qualified in its entirety by reference to the exhibits filed with and incorporated by reference in this Statement, including the Merger Agreement and the Registration Rights Agreement.

Item 5.                    Interest in Securities of the Issuer.

(a)-(b)

The aggregate number of shares of Common Stock deemed to be beneficially owned by each of Mr. Topper and Ms. Topper for the purposes of this Statement is 5,125,768, representing 25.4% of the outstanding shares of Common Stock of the Issuer (based on 20,146,967 shares of Common Stock outstanding (comprised of the aggregate of 11,782,567 shares of Common Stock outstanding as of July 8, 2008 (as reported by the Issuer in its 2008 Proxy Statement filed July 10, 2008) and 8,364,400 shares of Common Stock issued to the Shareholders on August 13, 2008 pursuant to the conversion of the Issuer’s outstanding 1,672,880 shares of Series B Preferred Stock). Each of Mr. Topper and Ms. Topper has shared voting and dispositive power as to all of such shares.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 15, 2008
Date
/s/ David R. Topper
Signature
David R. Topper
Name/Title

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 15, 2008
Date
/s/ Alexa Topper
Signature
Alexa Topper
Name/Title

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).